EXHIBIT 12

DEAN HOLDING COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands)

The table below sets forth the computation of ratios of earnings to fixed charges for the years ended December 31, 2016, 2015, 2014, 2013 and 2012:

	Year Ended December 31
	2016	2015	2014	2013	2012
Income (loss) from continuing operations before income taxes	$202,651	$(13,310)	$(52,283)	$283,304	$111,760
Fixed charges:
Interest expense	66,795	66,813	61,019	200,588	150,589
Portion of rentals (33%)	42,446	41,848	39,628	41,581	42,066
Capitalized interest	479	499	458	(110)	2,468
Total fixed charges	109,720	109,160	101,105	242,059	195,123
Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliate	$311,892	$95,351	$48,364	$525,473	$304,415

Ratio of earnings to fixed charges	2.84x	0.87x	0.48x	2.17x	1.56
Deficiency in the coverage of earnings to fixed charges	$—	$—	$—	$—	$—